

14046110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-66407

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aria Capital Advisors, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

475 Central Avenue, Suite M1
(No and Street)

St. Petersburg   FL   33701
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Michael D. Star, P.A., CPA (PCAOB #3584)
(Name – *if individual, state last, first, middle name*)

 9 Chippingwood Ln   Ormond Beach   FL   32176
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __John A. Zwack_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Aria Capital Advisors, LLC_____, as
of __December 31_____, 20 13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
                                                                Signature

__Managing Director_____
                            Title

_____
          Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARIA CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2013 AND 2012

ARIA CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

Independent Auditor's Report

February 17, 2014

Managing Member
Aria Capital Advisors, LLC
475 Central Avenue, Suite M1
St. Petersburg, FL 33701

Dear Managing Member:

We have audited the financial statements of Aria Capital Advisors, LLC ("Company") for the year ended December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit In accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures made in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aria Capital Advisors, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index ("Supplementary Information") is presented for purposes of additional analysis and is not a required part of the basic financial statements, but such Supplementary Information is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such Supplementary Information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The Supplementary Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such Supplementary Information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted In the United States of America. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA
Ormond Beach, Florida

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

ASSETS		For Year Ended December 31, 2013		For Year Ended December 31, 2012
CURRENT ASSETS				
Cash and cash equivalents	$	161,034	$	281,574
Other currents assets		3,341		5,522
Total current assets		164,375		287,096
Furniture and equipment, less accumulated depreciation		8,615		10,544
Other non-current assets, less accumulated amortization		-		-
TOTAL ASSETS	$	172,990	$	297,640
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	394	$	5,394
Advances from related party		2,000		8,638
Total current liabilities		2,394		14,032
MEMBERS' EQUITY				
Contributed capital		79,465		79,465
Undistributed earnings		91,131		204,143
Total Stockholders' Equity		170,596		283,608
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	172,990	$	297,640

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013	2012
REVENUES:		
Fee income	$ 109,200	$ 382,091
EXPENSES:		
Commissions	106,547	109,499
Bad Debt expense	-	2,041
Communications	2,638	2,747
Continuing education	163	-
Dues & Registrations	4,020	4,583
State License fees	204	204
Professional fees	8,282	8,681
Travel and entertainment	1,221	1,557
Occupancy	8,744	8,706
Insurance	713	594
Marketing	-	453
Outside services	181	1,419
Other operating expenses	1,206	3,249
Depreciation	2,329	2,739
Total expenses	136,248	146,472
NET (LOSS) FROM OPERATIONS	(27,048)	235,619
OTHER INCOME:		
Other Income	2,964	-
Interest income	286	836
Net Income	$ (23,798)	$ 236,455

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	Contributed Capital	Undistributed Earnings	Total Member's Equity
Balances, January 1, 2012	$ 79,465	$ 56,688	$ 136,153
Less Distributions during 2012		(89,000)	(89,000)
Net income (loss) for 2012		236,455	236,455
Balances, December 31, 2012	79,465	204,143	283,608
Less Distributions during 2013		(89,214)	(89,214)
Net income (loss) for 2013		(23,798)	(23,798)
Balances, December 31, 2013	$ 79,465	$ 91,131	$ 170,596

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

Subordinated liabilities at January 1, 2012	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments on subordinated notes	-
Subordinated liabilities at December 31, 2012	-
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments on subordinated notes	-
Subordinated liabilities at December 31, 2013	$ -

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (23,798)	$ 236,455
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense	2,329	2,739
Net change in operating assets and liabilities:		
Other current assets	2,181	10,456
Other non-current assets	-	-
Other current payables	-	-
Accounts payable	(5,000)	2,250
NET CASH PROVIDED BY OPERATING ACTIVITIES	(24,288)	251,900
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements	(400)	(690)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(400)	(690)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions	(89,214)	(89,000)
Net change in other payables		
Net change in advances from related party	(6,638)	(6,857)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(95,852)	(95,857)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(120,540)	155,353
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	281,574	126,221
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 161,034	$ 281,574
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ -

See notes to financial statements and auditors' report.

-7-

ARIA CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1   <u>Summary of Significant Accounting Policies</u>

Description of Business

ARIA CAPITAL ADVISORS, LLC ("Company") is a registered broker-dealer headquartered in Tampa, Florida. The Company's services include advisory for the mergers and acquisitions, and private placements. The Company was organized as a limited liability company on July 22, 2003, with a perpetual period of duration. It received approval as a broker-dealer from the Securities and Exchange Commission ("SEC") effective August 25, 2004. The Company is a member of the Financial Industry Regulatory Authority.

Revenue Recognition

The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Amortizable Intangible Assets

Included in other non-current assets are amortizable intangible assets, such as trademarks, which are amortized over five years by the straight-line method.

Income Taxes

The Company is a single member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2013.

Note 3   Equipment

	December 31,	
	2013	2012
Office equipment and software	$ 55,575	$ 55,175
Vehicles	49,805	49,805
Furniture and fixtures	32,030	32,030
Subtotal	137,410	137,010
Less accumulated depreciation	(128,795)	(126,466)
Equipment (Net of accumulated depreciation)	$ 8,615	$ 10,544

Note 4   Commitments and Contingencies

The Company has no commitments and contingencies. The office lease is on a month to month basis.

Note 5   Related party Transactions

The Company's managing member personally pays for a significant amount of the Company's operating and capital expenditures, which are reimbursed from time to time by the Company. Amounts owed to the member are $2,000 and $8,638 for the years ended December 31, 2013 and 2012, which are presented as advances from related party in the accompanying balance sheets.

Note 6   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2013, the Company has net allowable capital of $158,640, which was $158,480 in excess of the required net capital of $160. The Company's aggregate indebtedness to net capital ratio is 0.02 to 1 as of December 31, 2013. Furniture and equipment and other current/non-current assets reflected in the accompanying balance sheets are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

ARIA CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total member's equity from Statement of Financial Condition	$	170,596
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		170,596
Add:		
Liabilities subordinated to claims of general creditors allowable in computation		
of net capital		-
Subordinated liabilities at December 31, 2013		-
Total capital and allowable subordinated liabilities		170,596
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		11,956
Other assets		
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		158,640
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	158,640

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	160
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		153,640
Net capital		152,640

See notes to financial statements and auditors' report.

ARIA CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS

Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	2,394
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	2,394
Ratio: Aggregate indebtedness to net capital		1.51%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	158,640
Net audit adjustments	-
Net capital per above	158,640

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Managing Member
Aria Capital Advisors, LLC
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Aria Capital Advisors, LLC ("Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives state in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness(or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 17, 2014

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON SIPC GENERAL ASSESSMENT

Managing Member
Aria Capital Advisors, LLC
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Aria Capital Advisors, LLC ("Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's SIPC Annual General Assessment as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

Also, as required by Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in SECTION 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

Upon review of our auditing procedures, we have determined that the assessments were determined fairly in accordance with applicable instructions and forms.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 17, 2014